UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Disclosure of Transactions in Own Shares (January 10, 2022)
Exhibit 99.2	Plastic Energy and TotalEnergies sign an Agreement for an Advanced Recycling Project in Spain (January 11, 2022)
Exhibit 99.3	TotalEnergies strengthens its position as the leading bidder for solar power on buildings in France (January 13, 2022)
Exhibit 99.4	Thierry Pflimlin is appointed new President Marketing & Services, member of the Executive Committee of TotalEnergies (January 14, 2022)
Exhibit 99.5	Angola: TotalEnergies sells its non-operated interest in block 14 (January 17, 2022)
Exhibit 99.6	Offshore wind: TotalEnergies, Green Investment Group and RIDG secure ScotWind leasing rights to develop a 2 GW windfarm in Scotland (January 17, 2022)
Exhibit 99.7	United Arab Emirates: TotalEnergies joins Masdar and Siemens Energy in initiative to drive green hydrogen development and produce Sustainable Aviation Fuels (January 19, 2022)
Exhibit 99.8	TotalEnergies withdraws from Myanmar (January 21, 2022)
Exhibit 99.9	TotalEnergies Launches Port of Marseille Fos’ First Ship-to-Containership LNG Bunkering Operation (January 24, 2022)
Exhibit 99.10	UK: TotalEnergies sells minority interests in West of Shetland fields (January 31, 2022)
Exhibit 99.11	Rwanda: TotalEnergies signs a MoU with Rwanda Development Board (RDB) to deploy its multi-energy offer and contribute to the development of the energy sector (January 31, 2022)
Exhibit 99.12	Mozambique: TotalEnergies to become a leading player in fuel distribution (January 31, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: January 31, 2022	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer